Interim Condensed Consolidated Financial Statements of Alithya Group inc. For the three months ended June 30, 2024 and 2023 (unaudited)

Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the three months ended June 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2024	2023
	Notes	$	$
Revenues	11	120,875	131,595
Cost of revenues	7	82,345	93,502
Gross margin		38,530	38,093

Operating expenses
Selling, general and administrative expenses	7	31,659	32,499
Business acquisition, integration and reorganization costs	8	783	1,105
Depreciation	7	1,095	1,668
Amortization of intangibles		4,644	6,824
Foreign exchange gain		(17)	(128)
		38,164	41,968
Operating income (loss)		366	(3,875)
Net financial expenses	9	2,372	3,220
Loss before income taxes		(2,006)	(7,095)
Income tax expense (recovery)
Current		104	201
Deferred		652	(51)
		756	150
Net loss		(2,762)	(7,245)

Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		544	(1,412)
		544	(1,412)
Comprehensive loss		(2,218)	(8,657)

Basic and diluted loss per share	6	(0.03)	(0.08)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		June 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2024	2024
	Notes	$	$
Assets
Current assets
Cash		10,832	8,859
Accounts receivable and other receivables		84,146	98,808
Unbilled revenues		22,522	14,937
Tax credits receivable		9,337	9,942
Prepaids		8,012	7,069
		134,849	139,615
Non-current assets
Tax credits receivable		3,683	10,938
Other assets		2,267	2,267
Property and equipment		4,358	4,590
Right-of-use assets		5,211	5,606
Intangibles		77,049	81,273
Deferred tax assets		5,215	5,715
Goodwill		167,393	166,493
		400,025	416,497

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		70,927	74,917
Deferred revenues		23,990	25,293
Current portion of lease liabilities		4,171	4,136
Current portion of long-term debt	3	4,262	12,687
		103,350	117,033
Non-current liabilities
Contingent consideration		4,124	4,082
Long-term debt	3	103,647	104,695
Lease liabilities		6,714	7,384
Deferred tax liabilities		8,259	8,099
		226,094	241,293
Shareholders' equity
Share capital	4	312,058	312,409
Deficit		(159,932)	(157,370)
Accumulated other comprehensive income		5,150	4,606
Contributed surplus		16,655	15,559
		173,931	175,204
		400,025	416,497

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 3

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended June 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net loss		—	—	(2,762)	—	—	(2,762)
Other comprehensive income		—	—	—	544	—	544
Total comprehensive (loss) income		—	—	(2,762)	544	—	(2,218)
Share-based compensation	5	—	—	—	—	931	931
Share-based compensation granted on business acquisition	5	—	—	—	—	410	410
Shares purchased for cancellation	4	(82,273)	(287)	115	—	—	(172)
Shares purchased for settlement of RSUs	4,5	(63,856)	(223)	85	—	—	(138)
Delivery of Subordinate Voting Shares upon settlement of RSUs	4,5	63,856	159	—	—	(245)	(86)
Total contributions by, and distributions to, shareholders		(82,273)	(351)	200	—	1,096	945
Balance as at June 30, 2024		95,332,975	312,058	(159,932)	5,150	16,655	173,931

Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(7,245)	—	—	(7,245)
Other comprehensive loss		—	—	—	(1,412)	—	(1,412)
Total comprehensive (loss) income		—	—	(7,245)	(1,412)	—	(8,657)
Share-based compensation		—	—	—	—	836	836
Share-based compensation granted on business acquisition		—	—	—	—	885	885
Cash settlement of RSUs issued as share-based compensation		—	—	—	—	(371)	(371)
Issuance of Subordinate Voting Shares from settlement of RSUs		14,707	33	—	—	(33)	—
Shares purchased for cancellation		(65,939)	(230)	81	—	—	(149)
Total contributions by, and distributions to, shareholders		(51,232)	(197)	81	—	1,317	1,201
Balance as at June 30, 2023		95,144,584	311,770	(148,645)	3,198	15,409	181,732

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended June 30,
(in thousands of Canadian dollars) (unaudited)		2024	2023
	Notes	$	$

Operating activities
Net loss		(2,762)	(7,245)
Adjustments for:
Depreciation and amortization		5,739	8,492
Net financial expenses	9	2,372	3,220
Share-based compensation	5	1,341	1,721
Deferred taxes		652	(51)
Unrealized foreign exchange gain		(54)	(344)
Realized foreign exchange loss on repayment of long-term debt		54	—
Impairment of property and equipment and right-of-use assets and loss on lease termination	7	—	1,383
Settlement of RSUs		—	(371)
Other		—	18
		7,342	6,823
Changes in non-cash working capital items	10	9,354	774
Net cash from operating activities		16,696	7,597

Investing activities
Additions to property and equipment		(239)	(195)
Additions to intangibles		—	(41)
Net cash used in investing activities		(239)	(236)

Financing activities
Increase in long-term debt, net of related transaction costs		34,294	30,763
Repayment of long-term debt		(44,805)	(29,165)
Repayment of lease liabilities, including lease termination costs		(1,514)	(971)
Shares purchased for settlement of RSUs	4	(138)	—
Shares purchased for cancellation	4	(172)	(149)
Financial expenses paid	9	(2,207)	(2,995)
Net cash used in financing activities		(14,542)	(2,517)

Effect of exchange rate changes on cash		58	(288)
Net change in cash		1,973	4,556
Cash, beginning of period		8,859	22,583
Cash, end of period		10,832	27,139
Cash paid (included in cash flow from operating activities)
Income taxes paid		216	235

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2024. The Company applied the accounting policies adopted in its most recent annual audited consolidated financial statements for the year ended March 31, 2024, except for changes as detailed below.
These interim condensed consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on August 13, 2024.
Basis of Measurement
These interim condensed consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business combination, which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT’D)
ACCOUNTING STANDARD AMENDMENTS EFFECTIVE FOR THE YEAR ENDING MARCH 31, 2025
The following amendments to existing standards were adopted by the Company on April 1, 2024:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments of IAS 1 had no impact on the Company’s interim condensed consolidated financial statements.
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss
•Introduction of requirements to improve aggregation and disaggregation
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	June 30,	March 31,
	2024	2024
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	79,908	81,073
Secured loans (b)	—	8,537
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $8,523,000 (US$6,230,000) (March 31, 2024 - $8,436,000 (US$6,230,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,262,000 (US$3,115,000), maturing on July 1, 2025	8,346	8,172
Unamortized transaction costs (net of accumulated amortization of $238,000 and $215,000)	(345)	(400)
	107,909	117,382
Current portion of long-term debt	4,262	12,687
	103,647	104,695

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2026 and is renewable for additional one-year periods at the lender’s discretion, but the term of the Credit Facility cannot exceed three years.
As at June 30, 2024, the amount outstanding under the Credit Facility includes $72,507,000 (March 31, 2024 - $71,773,000) payable in U.S. dollars (US$53,000,000; March 31, 2024 - US$53,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,736,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at June 30, 2024.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. LONG-TERM DEBT (CONT’D)
(b) The secured loans issued by Investissement Québec to finance the Company’s 2023 refundable tax credits have been full repaid during the three months ended June 30, 2024.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at June 30, 2024 and March 31, 2024.
4. SHARE CAPITAL
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2024	88,141,000	307,585	7,274,248	4,824
Shares purchased for cancellation	(82,273)	(287)	—	—
Shares purchased for settlement of RSUs	(63,856)	(223)	—	—
Delivery of shares upon settlement of RSUs	63,856	159	—	—
Ending balance as at June 30, 2024	88,058,727	307,234	7,274,248	4,824

During the three months ended June 30, 2024, the following transactions occurred:
•82,273 Subordinate Voting Shares were purchased for cancellation under the Company's normal course issuer bid for a total cash consideration of $172,000 and a carrying value of $287,000. The excess of the carrying value over the purchase price in the amount of $115,000 was recorded as a reduction to deficit.
•63,856 Subordinate Voting Shares were purchased for settlement of RSUs for a total cash consideration of $138,000 and a carrying value of $223,000. The excess of the carrying value over the purchase price in the amount of $85,000 was recorded as a reduction to deficit. 63,856 RSUs were settled and 63,856 Subordinate Voting Shares were delivered with a carrying value of $159,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the Share Unit Plan (“SUP”), in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION
Stock options
The following tables present information concerning outstanding stock options issued by currency:

	Number of stock options	Weighted average exercise price (CAD)
		$
Beginning balance as at April 1, 2024	3,320,696	3.22
Forfeited	(95,969)	3.24
Expired	(15,000)	2.21
Ending balance as at June 30, 2024	3,209,727	3.23
Exercisable at period end	2,501,175	3.22

	Number of stock options	Weighted average exercise price (USD)
		$
Beginning balance as at April 1, 2024 and ending balance as at June 30, 2024	1,016,575	2.55
Exercisable at period end	714,407	2.54

Included in the 2,501,175 stock options exercisable issued in Canadian dollars, 505,264 stock options are available to purchase Multiple Voting Shares as at June 30, 2024.
Deferred Share Units (“DSUs”)
The following table presents information concerning the outstanding number of DSUs for the period:

Number of DSUs

Beginning balance as at April 1, 2024	1,178,080
Granted to non-employee directors	84,838
Ending balance as at June 30, 2024	1,262,918

During the three months ended June 30, 2024, 84,838 fully vested DSUs, in aggregate, were granted under the Long-Term Incentive Plan (“LTIP”) to non-employee directors of the Company at an average grant date fair value of $2.14, per DSU, for an aggregate fair value of $182,000.
As at June 30, 2024, included in the 1,262,918 DSUs are 958,230 DSUs issued under the LTIP and 304,688 DSUs issued under the SUP.
Restricted Share Units (“RSUs”)
The following table presents information concerning the outstanding number of RSUs for the period:

Number of RSUs

Beginning balance as at April 1, 2024	349,700
Settled	(103,748)
Ending balance as at June 30, 2024	245,952

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment, the Company settles RSUs on a net basis.
During the three months ended June 30, 2024, 103,748 RSUs issued under the SUP with a carrying value of $245,000, were settled on a net basis. 63,856 Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $159,000 previously credited to contributed surplus transferred to share capital. The balance of 39,892 RSUs, in the amount of $86,000, were withheld to satisfy the employee’s statutory withholding tax requirements and are included in accounts payable and accrued liabilities in the statement of financial position as at June 30, 2024.
As at June 30, 2024, all 245,952 RSUs were issued under the SUP.
Performance Share Units (“PSUs”)
The following table presents information concerning the outstanding number of PSUs for the period:

Number of PSUs

Beginning balance as at April 1, 2024	2,156,527
Forfeited	(146,271)
Ending balance as at June 30, 2024	2,010,256

As at June 30, 2024, all 2,010,256 PSUs were issued under the LTIP.
Other
During the three months ended June 30, 2024, the Company committed to the issuance of RSUs under the SUP and PSUs under the LTIP to certain eligible employees as part of their long-term incentives for the fiscal year ending March 31, 2025. The terms and conditions of the awards were not finalized as at June 30, 2024. The estimated total fair values are based on a percentage of the eligible employees’ annual base salary and represent $2,501,000 for RSUs and $2,291,000 for PSUs. The RSUs and PSUs will vest in the first quarter of the year ending March 31, 2028 and the related expense is recognized over the vesting period.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
5. SHARE-BASED COMPENSATION (CONT’D)
Share-Based Compensation expense
Total share-based compensation expense for the period is summarized as follows:

	For the three months ended June 30,
	2024	2023
	$	$
Stock options	50	185
Share purchase plan – employer contribution	344	357
Share-based compensation granted on business acquisitions	410	885
DSUs	182	184
RSUs	307	15
PSUs	392	452
	1,685	2,078

6. EARNINGS (LOSS) PER SHARE

	For the three months ended June 30,
	2024	2023
	$	$
Net loss	(2,762)	(7,245)

Weighted average number of Shares outstanding (a)	95,386,001	95,190,628
Basic and diluted loss per share	(0.03)	(0.08)

(a) "Shares" include the Subordinate Voting Shares and Multiple Voting Shares
The potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 5 granted under the LTIP and certain shares to be issued as part of anniversary payments related to business acquisition, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended June 30,
	2024	2023
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	107,226	117,842
Tax credits (a)	(1,954)	(2,391)
Licenses and telecommunications	3,297	3,460
Professional fees	2,047	1,757
Other expenses	3,388	3,950
Impairment of property and equipment and right-of-use assets and loss on lease termination	—	1,383
Depreciation of property and equipment	490	998
Depreciation of right-of-use assets	605	670
	115,099	127,669

Expenses by Function
Cost of revenues	82,345	93,502
Selling, general and administrative expenses (b)	31,659	32,499
Depreciation	1,095	1,668
	115,099	127,669

(a) Tax credits are included in cost of revenues.
(b) Selling, general and administrative expenses includes termination and benefit costs for key management personnel of $1,502,000 (2023 - nil) and $246,000 (2023 - nil) of reversal of share-based compensation expense for forfeited equity instruments.
8. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

	For the three months ended June 30,
	2024	2023
	$	$
Integration costs (a)	124	739
Reorganization costs (b)	566	166
Employee compensation on business acquisition (c)	93	200
	783	1,105

(a) For the three months ended June 30, 2024, integration costs consisted mainly of common area expenses on vacated premises previously acquired as part of business acquisitions. For the three months ended June 30, 2023, integration costs consisted mainly of termination of leases of vacated premises previously acquired as part of business combinations.
(b) Reorganization costs consisted of employee termination costs.
(c) Employee compensation on business acquisition included deferred cash consideration from the acquisition of U.S.-based Datum Consulting Group, LLC and its international affiliates.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended June 30,
	2024	2023
	$	$
Interest on long-term debt	2,137	3,021
Interest on lease liabilities	124	189
Amortization of finance costs	77	98
Interest accretion on balance of purchase price payable	88	127
Financing fees	108	52
Interest income	(162)	(267)
	2,372	3,220

10. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

	For the three months ended June 30,
	2024	2023
	$	$
Accounts receivable and other receivables	15,068	6,718
Unbilled revenues	(7,494)	4,246
Tax credits receivable	7,860	(2,354)
Prepaids	(916)	(932)
Other assets	—	61
Accounts payable and accrued liabilities	(3,673)	(5,668)
Deferred revenues	(1,491)	(1,297)
	9,354	774

During the three months ended June 30, 2024, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $183,000 (June 30, 2023 - $454,000).

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION
The following tables present the Company's operations based on reportable segments:

	For the three months ended June 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	65,135	50,708	5,032	120,875
Operating income by segment	9,923	8,838	121	18,882
Head office general and administrative expenses				12,011
Business acquisition, integration and reorganization costs				783
Foreign exchange loss (gain)				(17)
Operating income before depreciation and amortization				6,105
Depreciation and amortization				5,739
Operating income				366

	For the three months ended June 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	76,987	49,244	5,364	131,595
Operating income by segment	7,971	8,441	712	17,124
Head office general and administrative expenses				11,530
Business acquisition, integration and reorganization costs				1,105
Foreign exchange loss (gain)				(128)
Operating income before depreciation and amortization				4,617
Depreciation and amortization				8,492
Operating loss				(3,875)

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2024 AND 2023
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. SEGMENT INFORMATION (CONT’D)
Information about revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

	For the three months ended June 30, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	55,861	27,000	4,653	87,514
Enterprise transformation services - fixed-fee arrangements	5,808	9,154	379	15,341
Business enablement services	3,466	14,554	—	18,020
	65,135	50,708	5,032	120,875

	For the three months ended June 30, 2023
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (a)	66,059	27,474	4,402	97,935
Enterprise transformation services - fixed-fee arrangements	7,604	8,387	962	16,953
Business enablement services	3,324	13,383	—	16,707
	76,987	49,244	5,364	131,595

(a) Including $31,948,000 (2023 - $26,333,000) of time and materials arrangements applying the Input Method.
Major customer
During the three months ended June 30, 2024, no client generated more than 10% of total revenues (June 30, 2023 - one client generated more than 10% of total revenues for $15,448,000).
As at June 30, 2024 and as at March 31, 2024, no customer represented more than 10% of total accounts receivable and other receivables.
12. FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (Level 2). For both June 30, 2024 and March 31, 2024, the Company has determined that the fair value of the Credit Facility, the secured loans, the subordinated unsecured loans and the balance of purchase price payable are not significantly different than their carrying amount.

Alithya Group inc. – Interim Condensed Consolidated Financial Statements for the three months ended June 30, 2024 and 2023	| 16